

**Stifel Nicolaus
Bank & Thrift Conference
November 2, 2010
New York, NY**

Forward-Looking Statements

Forward-looking statements in this presentation relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained herein should be read in conjunction with WesBanco's 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q's as of March 31, 2010, June 30, 2010, and September 30, 2010, which are available on the SEC's website www.sec.gov or at Wesbanco's website www.wesbanco.com.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's 2009 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part 1, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements. WesBanco does not assume any duty to update any forward-looking statements.

WesBanco

WesBanco at a Glance

- Headquarters in Wheeling, West Virginia

- Assets: $5.4 billion

- Founded in 1870

- 32 banks/23 companies acquired in 25 years

- Banking operations in West Virginia, Ohio and Western Pennsylvania

  - 112 banking offices + Pittsburgh Business Loan Office

  - 134 ATM's

- Non-bank activities include:

  - Wealth management, securities brokerage, insurance and proprietary family of mutual funds

An Expanding Franchise in Contiguous Markets: 112 banking offices


Toledo
Cleveland
Pittsburgh
Columbus
Springfield
Wheeling
Dayton
Cincinnati
Huntington
Frankfort
Lexington
Charleston
0
86.2mi
Copyright (C) 2010 SNL Financial LC. All rights reserved

- Ranked #1-3 in deposit market share in 14 counties out of 37*
- Expanding along major highways to population centers (Columbus, Dayton, Cincinnati)
- Organized into seven markets

* SNL 12/31/09 Deposit Market Share Data

WesBanco

Growth by Acquisition:
A WSBC Core Competency

(MM)



- Focused on higher growth metro markets and enhanced market share

- Five acquisitions in seven years – assets more than doubled since 2001

- A history of successful consolidations

- Acquired 5 branches In Columbus in 2009

Acquired Assets: 2002 to 3Q2010 = $3.6B

WesBanco

Recent Accomplishments

- **Completed Amtrust branch acquisition, adding $600 million in deposits and enhancing overall bank liquidity while moving to #9 in market share in Columbus, OH.**

- **Paid back $75 million in TARP without common raise.**

- **Earnings for 2009 and first nine months of 2010 compare favorably to peer banks and are improving.**

- **Implemented new internet banking platform and mobile banking application.**

- **Improved market presence in attractive Morgantown, WV market.**

- **Non-performing loan sale executed in 3rd quarter.**

WesBanco

Performance Comparison
For the Nine Months Ended – September 30, 2010

($000's except per share data)	Nine months ended 9/30/10	Nine months ended 9/30/09	%Δ
Net Income Available to Common Shareholders	$25,302	$11,403	+121.9%
Diluted Earnings Per Share	$0.95	$0.43	+120.9%
Credit Loss Provision	$34,953	$36,019	- 3.0%
Return on Average Assets	0.62%	0.40%	+ 56.8%
Return on Average Tangible Equity	11.25%	6.48%	+ 73.6%
Net Interest Margin (FTE)	3.58%	3.32%	+ 7.8%
Efficiency Ratio	61.06%	65.56%	- 6.9%

WesBanco

Quarterly Performance Comparison

($000's except per share data)	%Δ 3Q-10 vs. 3Q-09	%Δ 2Q-10 vs. 2Q-09	%Δ 1Q-10 vs. 1Q-09	%Δ 4Q-09 vs. 4Q-08
Net Income Available to Common Shareholders	+294.4%	+ 75.8%	+ 80.0%	+ 32.0%
Diluted Earnings Per Share	+277.8%	+ 72.2%	+ 76.5%	+ 28.6%
Credit Loss Provision	- 27.3%	+ 13.7%	+ 20.4%	- 4.6%
Return on Average Assets	+ 76.3%	+ 56.4%	+ 40.5%	+ 17.8%
Return on Average Tangible Equity	+ 76.7%	+ 63.0%	+ 80.8%	+ 35.6%
Net Interest Margin (FTE)	+ 7.8%	+ 12.3%	+ 2.9%	- 6.7%
Efficiency Ratio	- 1.4%	- 12.2%	- 6.9%	+ 3.4%

WesBanco

ROAA: Pre-Tax, Pre-Provision, Pre-TARP



Strong Capital Base



Annualized Net Charge-offs / Average Loans



- National Peer Group = Average of 99 banks nationwide (81 of 99 for 3Q '10)) with assets between $2-$10 B.
- Source: SNL Financial

WesBanco®

NPA + ≥ 90 PD Loans / Total Loans + OREO



- National Peer Group = Average of 99 banks nationwide (44 of 99 for 3Q '10) with assets between $2-$10 B.
- Source: SNL Financial

WesBanco

Initiatives for Improving Credit Infrastructure and Lending Opportunities in 2010

- Added staff to workout and credit underwriting departments.

- Developed training programs for commercial lenders and business bankers based on skills assessment .

- Segregated business banking team of lenders from middle market lenders and established retail training program to identify new small business loan opportunities.

- Centralized underwriting for business banking loans.

- Strengthened portfolio review process; initiated monthly lender meetings to channel market intelligence and updated credit reviews to regional & corporate management.

- Hiring additional lenders for central & southern Ohio markets to focus on growth opportunities as economy recovers.

WesBanco

2010 – 2011 Business Initiatives

- **Actively remix the balance sheet – loans & deposits - to improve I/R sensitivity, regulatory capital and profitability.**

- **Continuing efforts to address credit quality and impaired loan levels.**

- **Focus on organic loan growth, with an emphasis on business banking and C&I lending.**

- **Improve customer relationship management & cross sales between commercial lending & wealth management (trust – brokerage – insurance).**

- **Focus on "Right People – Right Jobs" and selected human talent acquisitions in key areas.**

2010 – 2011 Business Initiatives (con't.)

- Continue to focus on branch & alternative delivery strategies & branch optimization.

- Maintain NIM by emphasizing strategies for low-cost transaction accounts, management of loan and deposit rates & reduction in higher cost borrowings.

- Greater treasury management sales and focus on increased non-traditional product sales.

- Continue to improve efficiency by applying new monitoring processes for select expense categories and enhanced technology.

- Monitor opportunities for selective acquisitions in footprint.

WesBanco

Marcellus Shale Play

- Area five times as large as Barnett Shale – primarily in WV & PA, parts of NY & OH.
- PSU study suggests 200k jobs created by Marcellus drilling activity by 2020.
- Total estimated economic activity by 2020 - $19 B.
- Portion relating to WV - $3 B.
- WSBC in 10 out of 32 counties in WV with activity.
- Top 5 in deposit share in five of those counties.
- Over 1,000 Marcellus wells drilled to date in WV.



Map Source: Oil & Gas Financial Journal through Sterne Agee; data from Pennsylvania State University College of Earth and Mineral Sciences Research Study of 5/24/10.

WesBanco

Wealth Management Services

- $2.8B of assets under management/custody.
- Over 5,000 trust relationships.
- 4 locations in WV & OH
- Improving performance as asset values recover.
- Product capabilities:
  - Trust
  - Investment mgmt.
  - WesMark Funds
  - Estate planning
  - Financial planning
  - Brokerage
  - Retirement plans



Assets Under Management ($B)
Management Fees ($MM)

	2006	2007	2008	2009	3Q'10
Management Fees ($MM)	$15.0	$16.2	$14.9	$13.7	$15.3
Assets Under Management ($B)	$3.0	$3.1	$2.4	$2.7	$2.8

Annualized

WesBanco
Trust and Investment Services

Significant Liquidity

- **Loan-to-deposit ratio decreased to 80% at 9/30/10, down from 103% pre-Amtrust branch purchase.**

- **Reduced reliance on wholesale funding (borrowings and brokered CDs); < 15% of total assets.**

- **Securities portfolio of $1.4B highly liquid; 54% unpledged and $32 MM in net unrealized gains.**

- **Available lines of credit include approximately $1B from FHLB, $145 million of bank lines, $151 million Fed borrower-in-custody line & parent co. line of $25 MM.**

- **Average interest-bearing cash with Fed of over $90 MM.**

WesBanco

Securities Portfolio – Quality & Liquidity

Securities = $1.36 B
~25% of total assets



- Average portfolio yield of 4.02% YTD.

- WAL approx. 4 years.

- Over 54% unpledged.

- Minimal private label CMO's, equities or corporate/ABS securities.

- Net unrealized securities gains of $32.0 million at 9/30/10.

WesBanco

Municipal Bond Portfolio Characteristics

- Portfolio comprised of $429 million of tax exempts and taxable Build America Bonds.

- Approximately 88% are local issuers, all bank-qualified.

- G.O.'s are 74% of total; 26% local revenue bonds.

- 94% rated, with 73% rated AA (or its equivalent) or higher. Only 6.1% below A – all are investment grade.

- About 54% in held to maturity – longer dated maturities.

- Average tax equivalent yield – 5.9%; average life approximately six years.

- Average size of each issue is $566 thousand. Issuer limit of $3 million.

WesBanco

Diversified Loan Portfolio

Total Loans = $3.32 B

Comm. Real Estate = $1.73 B



Comm. & Ind.
13%

Consumer
8%

HELOC, 8%

Res. Real Estate,
19%

Comm. Real Estate, 52%





Const & Dev.
13%

Investor-Owned 52%

Owner-Occupied 35%

WesBanco

3rd Quarter Loan Sale

- $14.6 million loan sale completed before quarter-end:

  - Consists of $11.6 million CRE and $3.0 million commercial loans.

  - $13.2 million were non-accrual loans and $1.4 million were classified.

  - $5.4 million in previously provided reserves attributable to loans.

  - Net sale price = $4.4 million; resulting in $10.5 million in charge-offs.

  - Achieves a meaningful immediate reduction in non-accrual loans.

  - Removes certain loans with the highest uncertainty for potential loss.

  - Removes certain loans with the highest potential for unforeseen liabilities or protracted litigation.

Conservative Exposure to Potential Problem Loan Areas

WSBC is Below Regulatory CRE Guidelines

	Exposure[1] ($Millions)	% of RBC[2]	Regulatory Guideline
Land, Construction & Development	**$282**	**64%**	**100%**
Investor-Owned Commercial	**$626**	**142%**	**N/A**
Investor-Owned Multi-Family	**$182**	**41%**	**N/A**
Total Land, C&D, and Investor-Owned	**$ 1,090**	**247%**	**300%**

[1] Total Loans Outstanding

[2] Total Bank Risk-Based Capital = $441,947 at 9/30/10

WesBanco

Net Interest Margin



Diversified Noninterest Income



($MM)

Legend:
- Other (Sec. Gains, BOLI, etc.)
- Service Charges & Fees
- Insurance
- Securities brokerage
- Trust

2006	$40.4
2007	$52.9
2008	$57.3
2009	$65.0
3Q'10	$60.5

Annualized

- Noninterest income contributes 26% of 2010 YTD revenue.

- Non-bank offerings (trust, insurance, securities) contribute over $22 million in 2010 annualized revenue.

- Trust fees are up 7.3% from 3Q '09.

- Approximate 9% decline in service fee income for 2010 YTD (annualized) from 2009, as a result of new Reg. E requirements.

WesBanco

Interest Rate Sensitivity

Immediate Change in Interest Rates	% Change in Net Interest Income from Base Over One Year	
	Sept. 30, 2010	Dec. 31, 2009
Up 1% Rate Shock	+2.3%	-0.4%
Up 2% Rate Shock	+1.1%	-4.7%
Up 3% Rate Shock	-0.3%	-9.6%
Up 2% Rate Ramp	+2.0%	+0.9%
Down 1% Rate Shock	-3.3%	-0.8%

WesBanco

Peer Group – Price / Tangible Book Value



Price / Tangible Book Value (X)
Redeemed TARP / Did Not Receive
Still Has TARP
Median (Excl. WSBC): 1.39x
(x)
2.50
2.00
1.50
1.00
0.50
0.00
2.45
1.96
1.91
1.84
1.72
1.50
1.39
1.23
1.05
1.05
1.04
0.92
0.88
UBSI
FNB
CHCO
STBA
PRK
FFBC
WSBC
ONB
SRCE
PEBO
FCF
MSFG
FRME

✓ Recent Common Equity Raise*

	UBSI	FNB	CHCO	STBA	PRK	FFBC	WSBC	ONB	SRCE	PEBO	FCF	MSFG	FRME
TCE/ TA (%)	6.47	5.93	10.04	7.23	8.28	9.92	6.34	8.78	9.03	7.22	10.03	6.59	5.95
NPAs / Loans + OREO (%)	2.03	3.17	1.24	2.45	6.16	2.12	2.92	2.03	3.19	4.19	3.69	5.97	4.25
Stock Price ($)	26.35	8.57	31.80	19.50	65.37	16.76	16.80	9.51	17.37	13.16	5.71	8.36	8.28

Source: SNL Financial and FactSet Research Systems
Peer group includes select banks located in Western Pennsylvania, Ohio, Indiana and West Virginia with assets between $1 billion and $10 billion
Data as of or for the most recent quarter available; Pro forma for pending and recently completed whole bank acquisitions and capital raises; excludes IBNK as price / tangible book is not meaningful
** Common equity offerings since January 2008*
Market data as of 10/28/2010

WesBanco®

Peer Group – Price / 2012 Estimated Earnings



Price / 2012E Earnings (x) [1]

Median (Excl. WSBC): 10.0x

FRME	MSFG	FCF	STBA	FFBC	FNB	WSBC	PRK	ONB	CHCO	UBSI
8.7x	9.1x	9.7x	9.8x	10.0x	10.1x	10.2x	10.4x	10.6x	11.3x	14.8x

Source: Pricing data per FactSet Research Systems
(1) 2012E earnings estimates per First Call; IBNK, SRCE and PEBO earnings estimates not available
Data through 10/28/2010

WesBanco

Current Market Update



Market Performance – Cycle-to-Date

- WesBanco, Inc. (-43.05%)
- KBW Regional Banking Index (-50.47%)
- KBW Bank Index (-59.66%)
- S&P 500 Index (-21.26%)



Market Performance – YTD

- WesBanco, Inc. (36.14%)
- KBW Regional Banking Index (1.50%)
- KBW Bank Index (6.63%)
- S&P 500 Index (6.16%)

Source: FactSet Research Systems

WesBanco®

Research Analyst Coverage

Investment Bank	Current Rating	2010 EPS Estimate	2011 EPS Estimate
Stifel Nicolaus	Buy	$1.14	$1.25
Macquarie	Neutral	$1.08	$1.46
Sterne Agee	Neutral	$1.25	$1.32
Boenning & Scattergood	Neutral / Moderate	$1.14	$1.47
Janney Capital Markets	Neutral	$1.29	$1.35
Rodman & Renshaw	Market Outperform	$1.24	$1.40
Keefe, Bruyette & Woods	Market Perform	$1.17	$1.35
	CONSENSUS	**$1.19**	**$1.37**

WesBanco

Investment Rationale

Stability, Diversity and Capital Strength

- Strong regulatory capital

- Proven acquisition-oriented growth strategy

- Improving liquidity

- Asset quality compares favorably with peers

- Diverse earnings stream

- Positioned for rising rates

- Improving stock performance

WesBanco ®

Appendix: Loan Totals by Market ($ millions)

	Commercial	Retail	Total Loans
Upper Ohio Valley	$ 446	$ 398	$ 844
North Central WV	234	179	413
Parkersburg	196	86	282
Kanawha Valley	64	36	100
Western PA	180	15	195
Total East Markets	**$ 1,120**	**$ 714**	**$ 1,834**
Central Ohio	526	145	671
Southwest Ohio	359	163	522
Southeast Ohio	159	132	291
Total West Markets	**$ 1,044**	**$ 440**	**$ 1,484**
Total Bank	**$ 2,164**	**$ 1,154**	**$ 3,318**

WesBanco

Appendix: Credit Quality By Market ($ thousands)

	90 Day PD & Accruing	Non-Accrual	Reneg. Loans	Other RE Owned
Upper Ohio Valley	$ 1,410	$ 7,129	$ 5,551	$ 2,141
North Central WV	589	456	619	303
Parkersburg	525	2,992	709	274
Kanawha Valley	279	2,890	N/A	375
Western PA	680	1,931	250	150
Total East Markets	**$ 3,483**	**$ 15,398**	**$ 7,129**	**$ 3,243**
Central Ohio	2,236	16,315	14,315	2,876
Southwest Ohio	810	18,377	13,630	2,019
Southeast Ohio	787	3,488	458	24
Total West Markets	**$ 3,833**	**$ 38,180**	**$ 28,403**	**$ 4,919**
Total Bank	**$ 7,316**	**$ 53,578**	**$ 35,532**	**$ 8,162 ***

* - Includes $0.9 Million for bank-owned hospitality property.

WesBanco

Non-GAAP Financial Measures

Tangible equity to tangible assets

	2008	2009	1Q'10	2Q'10	3Q'10
Total shareholder's equity	$ 659,371	$ 588,716	$ 596,473	$ 604,714	$ 608,287
Less: goodwill & other intangible assets	(267,883)	(288,292)	(287,593)	(286,908)	(286,228)
Tangible equity	391,488	300,424	308,880	317,806	322,059
Total assets	5,222,041	5,397,352	5,380,441	5,356,261	5,362,623
Less: goodwill & other intangible assets	(267,883)	(288,292)	(287,593)	(286,908)	(286,228)
Tangible assets	4,954,158	5,109,060	5,092,848	5,069,353	5,076,395
Tangible equity to tangible assets	7.90%	5.88%	6.06%	6.27%	6.34%

WesBanco

Non-GAAP Financial Measures
Return on Average Tangible Equity

	YTD 9/30/09	YTD 9/30/10
Net income (annualized)	$ 22,242	$ 33,828
Plus :amortization of intangibles (annualized)	2,012	1,791
Net income before amortization of intangibles (annualized)	24,254	35,619
Average total shareholder's equity	656,633	603,802
Less: average goodwill & other intangibles	(282,380)	(287,217)
Average tangible equity	374,253	316,585
Return on average tangible equity	6.48%	11.25%

WesBanco

Non-GAAP Financial Measures

Return on Average Tangible Equity

	4Q'08	1Q'09	2Q'09	3Q'09
Net income (annualized)	$ 23,157	$ 22,099	$ 23,039	$ 21,591
Plus :amortization of intangibles (annualized)	2,427	1,839	2,116	2,079
Net income before amortization of intangibles (annualized)	25,584	23,938	25,155	23,670
Average total shareholder's equity	613,160	664,277	662,162	643,700
Less: average goodwill & other intangibles	(268,592)	(268,662)	(288,780)	(289,470)
Average tangible equity	344,568	395,615	373,382	354,230
Return on average tangible equity	7.42%	6.05%	6.74%	6.68%

WesBanco

Non-GAAP Financial Measures
Return on Average Tangible Equity

	4Q'09	1Q'10	2Q'10	3Q'10
Net income (annualized)	$ 28,949	$ 32,081	$ 33,043	$ 36,313
Plus :amortization of intangibles (annualized)	2,050	1,842	1,787	1,743
Net income before amortization of intangibles (annualized)	30,999	33,923	34,830	38,056
Average total shareholder's equity	596,747	598,022	604,334	608,932
Less: average goodwill & other intangibles	(288,661)	(287,908)	(287,221)	(286,537)
Average tangible equity	308,086	310,114	317,113	322,395
Return on average tangible equity	10.06%	10.94%	10.98%	11.80%

WesBanco

Non-GAAP Financial Measures
ROAA: Pre-tax, Pre-provision, Pre-TARP

	2Q'09	3Q'09	4Q'09	1Q'10	2Q'10	3Q'10
Income before provision for income taxes	$ 5,746	$ 5,079	$ 5,915	$ 8,780	$ 9,491	$ 9,503
Provision for credit losses	10,269	16,200	14,353	11,500	11,675	11,778
Taxable equivalent adjustment	1,991	1,936	1,725	1,612	1,535	1,488
	18,006	23,215	21,993	21,892	22,701	22,769
Annualized	72,222	92,103	87,255	88,784	91,053	90,334
Average assets	5,848,762	5,662,081	5,493,416	5,414,341	5,437,010	5,422,181
ROAA	1.23%	1.63%	1.59%	1.64%	1.67%	1.67%

WesBanco

